Exhibit 99.1

Aurora Cannabis Advises of Second False Article from Investing.com

NASDAQ | TSX: ACB

EDMONTON, AB, June 19, 2025 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NASDAQ: ACB) (TSX: ACB), a leading Canada-based global medical cannabis company, has become aware of a second instance of misinformation posted on news website, Investing.com.

On June 18, 2025, Aurora advised the market that an article posted on Investing.com incorrectly stated that Aurora had agreed to acquire New Zealand-based MedLeaf Therapeutics. Later in the day on June 18, 2025, a second article was posted on Investing.com that incorrectly states that Aurora has entered into a strategic partnership with MediPharm GmbH for distribution of medical cannabis in Germany and other EU markets.

The Company categorically denies both Investing.com articles.  Aurora has not entered into any such agreements, has had no discussions with MedLeaf Therapeutics or MediPharm GmbH with respect to any business combination transaction or strategic partnership, and has not made any statements or filed any information pertaining to any such transactions.

The erroneous articles posted on Investing.com state that they were generated "with the support of AI" and reviewed by an editor.  The Company is launching an investigation into the genesis of these articles.  In the meantime, Aurora confirms that it is not in possession of material non-public information and advises investors that Investing.com should not be considered a credible source of information regarding the Company.  Any information regarding material corporate transactions will be announced directly by the Company to the market as soon as it is appropriate to do so.

About Aurora Cannabis

Aurora is opening the world to cannabis, serving both the medical and consumer markets across Canada, Europe, Australia and New Zealand. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis, dedicated to helping people improve their lives. The Company's adult-use brand portfolio includes Drift, San Rafael '71, Daily Special, Tasty's, Being and Greybeard. Medical cannabis brands include MedReleaf, CanniMed, Aurora and Whistler Medical Marijuana Co., as well as international brands, Pedanios, Bidiol, IndiMed and CraftPlant. Aurora also has a controlling interest in Bevo Farms Ltd., North America's leading supplier of propagated agricultural plants. Driven by science and innovation, and with a focus on high-quality cannabis products, Aurora's brands continue to break through as industry leaders in the medical, wellness and adult recreational markets wherever they are launched. Learn more at www.auroramj.com and follow us on X and LinkedIn.

Aurora's common shares trade on the NASDAQ and TSX under the symbol "ACB".

Forward Looking Information

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur.

These forward-looking statements are only predictions. Forward looking information or statements contained in this news release have been developed based on assumptions management considers to be reasonable. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the magnitude and duration of potential new or increased tariffs imposed on goods imported from Canada into the United States; the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management's estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses,  the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information form dated June 17, 2025  (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR+ at www.sedarplus.com and filed with and available on the SEC's website at www.sec.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

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SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com; For Investors: ICR, Inc., Investor Relations, aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 07:39e 19-JUN-25